Exhibit 99.4

additional information for US investors 2003

This insert to ICI's Annual Review for 2003 is being issued to recipients of the report in the USA. It presents summarized financial information from ICI's financial statements which adopts a format and terminology customary in the USA.

This insert provides a summarized statement of consolidated income and a consolidated balance sheet using a format and terminology customary in the USA. This insert should be read in conjunction with the Annual Review of the Group. Each financial statement, which has been prepared under UK Generally Accepted Accounting Principles (UK GAAP), is followed by details of the adjustments necessary to present net income, and shareholders’ equity on a US GAAP basis. For convenience only, sterling figures have been translated into US dollars at the 31 December 2003 rate of £1 = $1.78140.

Summarized statement of consolidated income

For the year ended 31 December

	2003 £m	2002 £m	2003 $m	2002 $m

UK GAAP

Total sales	5,849	6,125	10,419	10,911

Net income after exceptional items – UK GAAP	20	179	36	319

Continuing operations	23	166	41	296

Discontinued operations	(3)	13	(5)	23

Adjustments to conform with US GAAP

Pension expense	(7)	(14)	(12)	(25)

Purchase accounting adjustments

Amortization/impairment of goodwill and amortization of intangibles	(249)	(117)	(444)	(208)

Disposals and other adjustments	72	(31)	128	(55)

Capitalization of interest less amortization and disposals	(5)	(5)	(9)	(9)

Derivative instruments and hedging activities	(15)	(41)	(27)	(73)

Restructuring costs	46	(6)	82	(11)

Share compensation expense	(7)	(3)	(12)	(5)

Others	–	(2)	–	(4)

Tax effect of US GAAP adjustments	(21)	49	(37)	87

Total US GAAP adjustments	(186)	(170)	(331)	(303)

Net income (loss) in accordance with US GAAP	(166)	9	(295)	16

Continuing operations	(167)	(107)	(297)	(191)

Discontinued operations	1	116	2	207

Net income per American Depositary Receipt (ADR)* – UK GAAP

	£	£	$	$

Before exceptional items and goodwill amortization	0.74	0.95	1.32	1.69

After exceptional items and goodwill amortization

Basic	0.07	0.64	0.12	1.14

Diluted	0.07	0.64	0.12	1.14

Dividends per ADR†	0.25	0.30	0.45	0.53

*	Four ICI £1 Ordinary Shares are represented by one American Depositary Share, each of which is evidenced by one ADR.
†	In respect of dividends paid after 1 May 2003, the income tax convention between the United Kingdom and the United States no longer includes any provisions which entitle qualifying US resident ADR holders to any refund of the UK tax credit relating to that dividend.

1	ADDITIONAL INFORMATION FOR US INVESTORS

Consolidated balance sheet

At 31 December

	2003	2002	2003	2002
		(as restated)Ø		(as restated)Ø
	£m	£m	$m	$m

UK GAAP

Assets

Current assets

Cash at bank	249	267	444	476

Investments and short-term deposits	345	285	614	508

Receivables and prepaid expenses	1,605	1,695	2,859	3,019

Inventories	626	651	1,115	1,160

Total current assets	2,825	2,898	5,032	5,163

Non-current investments	57	33	101	59

Property, plant and equipment (net of depreciation)	1,794	1,961	3,196	3,493

Intangible assets – goodwill (net of amortization)	532	574	948	1,022

Total assets	5,208	5,466	9,277	9,737

Liabilities and shareholders’ equity

Liabilities due within one year

Accounts payable and accrued liabilities	1,279	1,342	2,278	2,391

Taxes payable	342	298	609	530

Dividends payable	42	52	75	93

Short-term borrowings	29	226	52	402

Long-term debt due within one year	534	500	951	891

Total current liabilities	2,226	2,418	3,965	4,307

Liabilities due after one year

Long-term debt	1,353	1,363	2,410	2,428

Accounts payable and accrued liabilities	18	32	32	57

	1,371	1,395	2,442	2,485

Provisions for liabilities and charges	1,092	1,121	1,945	1,997

Minority interests – equity	69	69	123	123

Shareholders’ equity

Issued shares	1,191	1,191	2,122	2,122

Premiums paid in excess of par value of Ordinary Shares	933	933	1,662	1,662

Income retained and other reserves	(1,674)	(1,661)	(2,982)	(2,959)

Total shareholders’ equity	450	463	802	825

Total liabilities and shareholders’ equity	5,208	5,466	9,277	9,737

Shareholders’ equity – UK GAAP	450	463	802	825

Adjustments to conform with US GAAP

Pension costs (Debtors)	(482)	(525)	(859)	(935)

Pension costs – minimum pension liability (Provisions for liabilities and charges)	(601)	(425)	(1,071)	(757)

Purchase accounting adjustments, including goodwill and intangibles	2,778	3,109	4,949	5,538

Disposal accounting adjustments	(29)	(71)	(52)	(126)

Capitalization of interest less amortization and disposals	31	36	55	64

Derivative instruments and hedging activities	25	(14)	45	(25)

Restructuring – contract terminations (Provisions for liabilities and charges)	8	1	14	2

Restructuring – asset impairment (Fixed assets)	39	–	69	–

Ordinary dividends	42	52	75	93

Deferred taxation and tax effects of US GAAP adjustments (Provisions for liabilities and charges)	(421)	(482)	(750)	(859)

Deferred taxation and tax effects of US GAAP adjustments (Debtors)	519	661	925	1,177

Total US GAAP adjustments	1,909	2,342	3,400	4,172

Shareholders’ equity in accordance with US GAAP	2,359	2,805	4,202	4,997

ø	UITF Abstract 38 Accounting for ESOP trusts has been adopted for the first time in these financial statements. Where applicable the financial statements of prior periods have been restated. This has resulted in a decrease in shareholders’ funds at 31 December 2002 of £36m ($64m).

2	ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)	Accounting for pension costs
There are six significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

(i)	SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(ii)	SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(iii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the company’s best estimate of the cost of providing the benefits promised.

(iv)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation. This is required to be amortized on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognize pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(v)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax.Under UK GAAP, this liability is usually recognized on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

(vi)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognized gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognized over the expected service life of the remaining employees.

(b)	Purchase accounting adjustments, including the amortization and impairment of goodwill and intangibles
In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalized and amortized. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalized and amortized through charges against income over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables on pages 1 and 2, identifiable intangible assets of the Group were amortized to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalized goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortized over their estimated useful lives. Intangible assets with indefinite lives are tested for impairment annually in lieu of being amortized. Goodwill is no longer amortized on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

At 31 December 2003 the Group had intangible assets with a gross carrying amount of £300m less accumulated amortization of £195m under US GAAP. The related amortization expense for the period was £30m. The amortization expense for the five succeeding years is estimated as follows: 2004 £30m, 2005 £30m, 2006 £30m, 2007 £15m and 2008 £nil.

The goodwill balance under US GAAP at 31 December 2003 amounted to £3,173m (2002 £3,507m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,915m (2002 £1,967m), Quest £736m (2002 £742m), Performance Specialties £nil (2002 £256m), Paints £504m (2002 £523m) and Regional and Industrial £18m (2002 £19m). The significant movements in the period include the impairment of the goodwill relating to Uniqema (£255m), as described below, and exchange.

In the period to 31 December 2003, an impairment of £255m was recognized, representing the entire goodwill in Uniqema. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the difficult trading conditions faced by the business and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustments”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No. 142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount factor. In calculating the fair value, significant management judgement was applied, for example, the quantification of the underlying cash flows of the reporting unit including applying an appropriate terminal growth value and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

If SFAS No. 142 had been applied in the year ended 31 December 2001 net income would have been £134m higher (EPS 15.4p higher – basic and diluted).

(c)	Capitalization of interest

There is no requirement in the UK to capitalize interest and the Group does not capitalize interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

(d)	Derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity to recognize at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortized over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options

3	ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

issued under certain employee share option schemes are recognized in the balance sheet at fair value, with changes in the fair value recognized in net income.

(e)	Restructuring costs
The Group has incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 on 1 January 2003, involuntary employee termination benefits were recognized as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No.146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii)	Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognized as a liability in accordance with EITF 94–3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit. Under SFAS No. 146 such costs are recognized as a liability when they are incurred and are measured at fair value.

(iv)	Under UK GAAP, assets to be abandoned are written down to the higher of net realizable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognized. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £39m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f)	Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g)	Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1 to the Group’s financial statements in its Annual Report and Accounts 2003. Under US GAAP prior to the adoption of SFAS No. 144 on 1 January 2002 discontinued operations were defined by APB Opinion No. 30 as a segment of a business that had been disposed of or, although still operating was subject to a formal plan for disposal. No businesses met the APB Opinion No.30 criteria for discontinued operations. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or is classified as held for sale, subject to certain conditions. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Synetix disposal met the SFAS No. 144 conditions and therefore, Synetix was classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m and £143m for 2002 and 2001 respectively. Under UK GAAP, the Synetix disposal did not have a material effect on the nature and focus of operations nor did it represent a material reduction in operating facilities. As a result, Synetix was classified as continuing under UK GAAP.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business therefore differs from that under UK GAAP and involves applying a modified equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £223m and £243m respectively under UK GAAP at 31 December 2003.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to Matlin Patterson Global Opportunities Partners, for completion by 15 May 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction on 9 May 2003, at which time a profit before tax of £50m was recognized.

Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognized on the sale of the HIH Notes (approximately £40m) in 2002, and the pre-tax gain on the equity transaction (approximately £121m) has been recognized in 2003. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of £14m) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 42 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

(i) Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j) Taxation
Both UK and US GAAP require full provision for deferred tax, and consequently the adjustment in respect of taxation primarily relates to the deferred tax effect of other US GAAP adjustments.

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortized over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB

4	ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

Opinion No. 25 and FASB Interpretation No. 44, the cost of grants under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2003, the Group had a number of share based compensation plans, which are described in note 23 of the Group’s financial statements in its Annual Report and Accounts 2003. The Group recognizes compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

(l) New US Accounting Standards implemented in the period
SFAS No. 143 Accounting for Asset Retirement Obligations
SFAS No. 143 was issued in June 2001 and addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. The adoption of SFAS No. 143 has not had a material impact on the Group’s financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities
SFAS No. 146 was issued in July 2002 and requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognized when the liability is irrevocably incurred. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after 31 December 2002. The restructuring programs announced during 2003 give rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that do not yet meet the criteria of a liability under SFAS No. 146.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 of the Group’s financial statements in its Annual Report and Accounts 2003 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 39 of the Group’s financial statements in its Annual Report and Accounts 2003, with terms ranging between 1 to 15 years, amounted to £775m at 31 December 2003 (2002 £1,332m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2002 £426m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure
FASB No. 148 was issued in December 2002 and amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2003		2002		2001
	£m		£m		£m

Net income (loss) as reported	(166)		9		13

Add: Stock-based employee compensation
cost included in determining net income (loss)	7		3		(1)

Less: Stock-based compensation cost if the
fair value based method had been applied	(10)		(9)		(8)

Pro-forma net income (loss)	(169)		3		4

Earnings per share:

Basic and diluted – as reported	(14.0	)p	0.8	p	1.5	p

Basic and diluted – pro-forma	(14.3	)p	0.3	p	0.5	p

The fair value of each option grant is estimated on the date of grant using a Black Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: dividend yields of 4.1% and 3.3%; expected volatility of 72% and 45%, risk-free interest rates of 4.2% and 5.1%, and expected lives of 4 years and 4 years.

FASB Interpretation No. 46, (revised December 2003) Consolidation of Variable Interest Entities, FIN No. 46 (revised) was issued in December 2003 and clarifies the application of the consolidated rules to certain variable interest entities. This interpretation establishes a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemptions for entities deemed to be a business subject to certain other criteria being met.

The Interpretation applies to reporting periods ending after 15 March 2004, except for entities considered to be special purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entities considered to be a special purpose entity. The Group does not believe that the impact of any potential variable interest entities in which the Group holds a variable interest will have a material impact on net income and shareholders’ equity.

SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities
SFAS No. 149 was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003.

Adoption of this standard has had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
SFAS No. 150 was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. SFAS No. 150 could affect companies’ ratios, performance measures and certain share buy-back programs. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

5	ADDITIONAL INFORMATION FOR US INVESTORS